EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies proposes a dividend of €3.22/share for fiscal year 2024, a 7% increase

On February 4, 2025, the Board of Directors of the Company (the “Board of Directors”) met, and decided to propose at the Shareholders’ Meeting on May 23, 2025, the distribution of a dividend of €3.22/share for fiscal year 2024, a 7% increase compared to the dividend for fiscal year 2023 of €3.01/share. This increase is comparable to the 7.1% increase for fiscal year 2023 versus 2022.

Consequently, taking into account the three interim dividends of €0.79/share previously decided by the Board of Directors, the final dividend for fiscal year 2024 will be €0.85/share, an increase of 7.6% compared to the final dividend of 2023 and the 3 interim dividends of 2024.

The Board of Directors highlighted the growth of the dividend paid during years 2023, 2024 and 2025, which have increased or will increase by 7.1%, 7.0% and 7.2% respectively, the Board of Directors is considering a first interim dividend for 2025 (paid in the 4th quarter of 2025) at the level of the final dividend for fiscal year 2024.

Subject to approval at the Shareholders’ Meeting, the final dividend will be detached and paid in cash, according to the following timetable:

	Shareholders	American Depositary Shares holders

Ex-dividend date	June 19, 2025	June 18, 2025

Payment date	July 1, 2025	July 11, 2025

TotalEnergies and CAF extend and deepen their partnership for a further four years’ period

On January 28, 2025, a day after the TotalEnergies CAF Africa Cup of Nations Morocco 2025 Final Draw, Patrick Pouyanné, Chairman and CEO of TotalEnergies and Dr Patrice Motsepe, President of the Confédération Africaine de Football (CAF) concluded an agreement extending their partnership for a further four years’ period.

TotalEnergies will sponsor 12 major CAF events and CAF competitions in the period 2025-2028. These includes, amongst others, the TotalEnergies CAF Women’s Africa Cup of Nations Morocco 2024, TotalEnergies CAF Africa Cup of Nations Morocco 2025, and TotalEnergies CAF Africa Cup of Nations Kenya, Tanzania and Uganda 2027.

With the extension of this partnership, TotalEnergies continues to passionately support the development of football on the African continent and deepens this support by becoming a partner of the CAF African Schools Football Championship starting from 2025 - CAF's flagship program to promote football for young girls and boys in Africa.

TotalEnergies and African Football

The story of TotalEnergies and CAF's partnership around passion for football began in 2016.This agreement made the Company the major partner of African football, as sponsor of more than 1,500 matches and title sponsor of the CAF's 10 main championships: three inter-club and seven national competitions, including the prestigious CAF Africa Cup of Nations (AFCON), now known as the TotalEnergies CAF Africa Cup of Nations.

Between 2025 and 2028, TotalEnergies will sponsor:

•	The TotalEnergies CAF Africa Cup of Nations
•	The TotalEnergies CAF Women's Africa Cup of Nations
•	The TotalEnergies CAF African Nations Championship
•	The TotalEnergies CAF U-17 Africa Cup of Nations
•	The TotalEnergies CAF U-20 Africa Cup of Nations

•	The TotalEnergies CAF U-23 Africa Cup of Nations
•	The TotalEnergies CAF Futsal Africa Cup of Nations
•	The TotalEnergies CAF Champions League
•	The TotalEnergies CAF Confederation Cup
•	The TotalEnergies CAF Super Cup
•	The CAF Awards
•	The CAF African Schools Football Championship

TotalEnergies in Africa

TotalEnergies has been present in Africa for over 90 years and is the continent's leading multi-energy company. Committed to energy transition, it operates across the energy value chain.

In Exploration & Production, Africa accounted for 19% of the Company's hydrocarbon output in 2023 (471,000 barrels of oil equivalent per day). In distribution, the Company is the leading marketer of petroleum products and related services, with a network of nearly 4,700 service stations across the continent. TotalEnergies also formulates and markets lubricants, thanks to nine production plants in operation, and supplies liquefied petroleum gas (LPG), notably for clean cooking, to 50 million people in Africa.

TotalEnergies contributes to diversify the energy mix in Africa by developing natural gas — including four liquefied natural gas (LNG) plants, one of which is under development — and a portfolio of around 2 GW of renewable energy projects. On the continent, the Company continues to reduce emissions from its operated sites and for its customers, offering solutions to enhance energy efficiency

Renewable Power: TotalEnergies is expected to supply 1.5 TWh to STMicroelectronics in France over 15 years

On January 28, 2025, TotalEnergies and STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, have signed a physical1 Power Purchase Agreement (PPA) to supply renewable electricity to STMicroelectronics sites in France. This 15-year contract, started in January 2025, represents an overall volume of 1.5 TWh.

TotalEnergies is expected to provide STMicroelectronics with the renewable power (including the guarantee of origin) produced by two recent wind and solar farms of 75 MW operated by TotalEnergies. This power comes with structuration services to transform intermittent production in a constant volume (“baseload”) of green electricity. It's the first time in France that such a 15-year contract, is provided. The positive impact of the wind and solar projects on the environment and on the communities was a key success factor in the signing of the deal.

The PPA with STMicroelectronics follows similar contracts signed with Saint-Gobain, Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

GGIP in Iraq: TotalEnergies launches construction of an early gas treatment unit to stop flaring and supply power plants

On January 10, 2025, TotalEnergies (45%, operator) and its partners Basra Oil Company (30%) and QatarEnergy (25%) launched the construction works of ArtawiGas25, a first processing facility for the associated gas from the Ratawi field, located in the Basra region.

This facility, which is part of the Gas Growth Integrated Project (GGIP), represents an investment of around USD 250 million and is expected to process 50 million cubic feet per day (Mcf/d) of gas previously flared. The gas is expected to supply local power plants, covering the demand of approximately 200,000 households in the Basra region.

Signed in September 2021, the GGIP project is a USD 10 billion multi-energy project designed to enhance the development of Iraq’s natural resources and improve the country’s electricity supply. The GGIP includes a large-scale gas processing plant, with a first phase of 300 Mcf/d that is expected to recover gas being flared on three oil fields and supply gas to 1.5 GW of power generation capacity.

1 In the case of a “physical” Power Purchase Agreement, the renewable electricity and the associated guarantees of origin are delivered to the customer, as opposed to the “virtual” PPA, where only the guarantees of origin are delivered to the customer, and the electricity produced is sold to the grid.

In anticipation of the start-up of this main gas processing facility, the ArtawiGas25 project is expected to significantly reduce gas flaring at the Ratawi field as early as end 2025. The innovative modular design of ArtawiGas25 could also pave the way for potential replication across other Iraqi oil fields. ArtawiGas25 is expected to create up to 160 direct and indirect jobs for Iraqi nationals during construction phase and 30 jobs during operation phase.

Integrated Power: TotalEnergies sells 50% of its shares in a gas power plant in the United Kingdom

On December 16, 2024, TotalEnergies announced the sale to EPUKI, the UK subsidiary of EPH, of 50% of its shares in West Burton Energy, a company wholly acquired in June 2024 with the announced intention to resell one half.

West Burton Energy owns a 1.3 GW gas fired power plant and a 49 MW battery storage system in the United Kingdom. The plant is expected to be operated by the joint venture between TotalEnergies and EPUKI.

Oman: TotalEnergies and OQAE sign agreements to develop 300 MW of renewable projects

On December 11, 2024, in line with its multi-energy strategy in the Sultanate of Oman, TotalEnergies announced, together with its partner OQ Alternative Energy (OQAE), the National Renewable Energy Champion, the signing of landmark agreements to develop 300 MW of renewable energy projects in the country. The electricity is expected to be delivered through long-term PPA to Petroleum Development Oman (PDO), the leading exploration and production company in the Sultanate.

With respectively 49% and 51% shares, TotalEnergies and OQAE are expected to lead three renewable projects:

•	North Solar, a 100 MW solar project, located in Saih Nihaydah in northern Oman;
•	Riyah-1 and Riyah-2, two 100 MW wind projects, located in Amin and West Nimr fields in southern Oman.

The construction is expected to start in early 2025, and the electricity production is expected to be in late 2026. These solar and wind projects are expected to generate over 1.4 TWh of renewable electricity annually.

Northern Endurance Partnership launches one of the first Carbon Capture and Storage (CCS) projects in the UK with the participation of TotalEnergies

On December 10, 2024, Northern Endurance Partnership (NEP) announced proceeding with the execution of the first CCS project in the UK. NEP, in which TotalEnergies holds a 10% shareholding interest, is expected to permanently store up to an initial 4 million tons of CO2 per year.

The NEP infrastructure is expected to initially serve three carbon capture projects in the Teesside region (NZT Power, H2Teesside and Teesside Hydrogen CO2 Capture). Infrastructure includes an onshore CO2 gathering network, compression facilities and a 145 km offshore pipeline connected to subsea injection facilities in the Endurance saline aquifer located around 1,000m below the seabed.

Construction is expected to start from mid-2025 with first CO2 storage expected in 2028.

Malaysia: TotalEnergies completes the acquisition of the upstream gas assets of SapuraOMV

On December 10, 2024, TotalEnergies finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer in Malaisia.

SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia. The assets have production costs (ASC932) below 5 $/boe and an overall emission intensity below 10 kg CO2e/boe.

Integrated Power & Renewables: TotalEnergies implements its strategy of capital recycling with an acquisition in Germany and a farm down in the U.S.

On December 4, 2024, TotalEnergies announced the signing of an agreement with Swiss asset manager Partners Group for the acquisition of VSB Group, a Germany-based renewable energy project developer for a consideration of €1,57 billion (equity value and shareholder loan).

Additionally, in line with its Integrated Power business model, TotalEnergies has signed an agreement with funds managed by Apollo (NYSE: APO) for the sale of 50% of a portfolio of 2 GW solar and battery energy storage systems (BESS) projects located in Texas. This transaction is expected to provide $800 million cash to TotalEnergies ($550 million equity from Apollo and $250 million shareholder loan refinancing).

Germany: TotalEnergies acquires VSB and consolidates its Integrated Power business

This transaction is expected to strengthen TotalEnergies Integrated Power value chain in Germany, which represents half of VSB’s portfolio. This complements TotalEnergies’ recent acquisitions of battery storage developer Kyon Energy and energy manager Quadra Energy, as well as its major offshore wind positions in northern Germany. In addition, this transaction is expected to reinforce TotalEnergies’ top 3 position in renewable power in France.

The completion of the transaction remains subject to the approval of applicable merger control authorities.

USA: TotalEnergies sells 50% of a 2 GW solar and BESS portfolio

The portfolio consists of three solar projects with a total capacity of 1.7 GW, and two battery storage projects with a capacity of 300 MW. Following this transaction, subject to certain conditions precedent, TotalEnergies is expected to retain a 50% stake and remain the operator of the assets, which are Danish Fields, Cottonwood, and Hill Solar I. The electricity production of these projects has either already been sold to third parties or will be commercialized by TotalEnergies.

Saudi Arabia: TotalEnergies and Aljomaih Energy & Water Company awarded 300 MW solar project

On December 3, 2024, on the occasion of the visit of the President of the French Republic Emmanuel Macron to the Kingdom of Saudi Arabia, and in the presence of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy, the consortium comprising TotalEnergies and Saudi developer Aljomaih Energy and Water Company (AEW) signed a 25-year PPA with the Saudi Power Procurement Company (SPPC) related to the 300 MW solar power project, Rabigh 2.

This project is part of Round 5 of the National Renewable Energy Program (NREP), which is supervised by the Ministry of Energy aiming to achieve an optimal energy mix for electricity production by having gas and renewable energy at approximately 50% each by 2030 and reduce dependence on liquid fuels in electricity generation in line with Saudi Vision 2030. The solar plant is expected to be developed, built, owned and operated by the consortium with a connection to the grid planned in 2026.

This renewable project is a new milestone for TotalEnergies in Saudi Arabia where TotalEnergies is currently building the 119 MW Wadi Al Dawasir solar power plant, which is expected to start operation in early 2025.

Aramco, TotalEnergies and Saudi Investment Recycling Company (SIRC) assess the development of a sustainable aviation fuels unit

On December 3, 2024, on the occasion of the visit of the President of the French Republic Emmanuel Macron to the Kingdom of Saudi Arabia, and in the presence of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy, Aramco, TotalEnergies, and SIRC, the major player that collects and valorizes organic materials into sustainable products in Saudi Arabia, announced the signing of a Joint Development and Cost Sharing Agreement (JDCSA) to assess the development of a sustainable aviation fuels (SAF) production unit in the Kingdom of Saudi Arabia.

This collaboration is expected to draw on the expertise of the three partners to develop a production unit of sustainable aviation fuel by converting local residues from the circular economy, such as used cooking oil and animal fats.

TotalEnergies celebrates fifty years of operations in Saudi Arabia

On December 3, 2024, on the occasion of French President Emmanuel Macron’s state visit to the Kingdom of Saudi Arabia and as the Company celebrates fifty years of operations in the country, TotalEnergies underlines the importance of its strategic partnership in the field of energy with the Kingdom under the patronage of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy. The Company deploys with success its multi energy strategy in the Kingdom with its flagships projects in the downstream oil sector, thanks to its partnership with Aramco and the development of renewables with various local partners.

SATORP: TotalEnergies’ largest refining and chemicals platform in the world

•	Jointly held by Aramco (62.5%) and TotalEnergies (37.5%), SATORP is one of the world’s best performing integrated refining and petrochemicals platforms, with a production capacity of 460,000 barrels a day.
•	Located in Jubail and commissioned in 2014, SATORP is one of the first platforms in the Middle East North Africa region to receive ISCC+ certification (July 2022), a sign of international recognition of its circular projects such as the production of polymers from an oil made of recycled plastic waste.
•	In 2022, SATORP played a vital role in ensuring France’s energy security. When sanctions shut Russian diesel out of Europe, SATORP delivered around 300 000 tons of diesel to France, which has made it possible to guarantee France's security of supply.

AMIRAL: an $11 billion petrochemical complex

•	The construction of the Amiral petrochemical complex, which benefits from synergies with the SATORP platform, is already a third of the way through in line with its initial schedule, which is scheduled to start in 2027. The Amiral project alone, jointly developed by Aramco (62.5%) and TotalEnergies (37.5%), represents an investment of about $11 billion.

Solar: our multi-energy strategy to serve the Kingdom's objectives

•	TotalEnergies is currently building the Wadi Al Dawasir solar power plant (119 MW) with its partners Toyota Tshusho (40%) and Al Taqaa Zahid (40%). It will be connected to the grid and operational at the beginning of 2025.
•	In addition, the consortium composed of TotalEnergies and Saudi developer Aljomaih Energy and Water Company (AEW) signed, in November 2024, a 25-year PPA with Saudi Power Procurement Company (SPPC) for the Rabigh 2 solar project (300 MW). The solar power plant is expected to be developed, built, owned and operated by the consortium with a grid connection planned for 2026.
•	Finally, TotalEnergies is developing smaller-scale solar projects through its 50%-owned subsidiary Safeer with Al Taqa Zahid for industrial and commercial customers.

Sustainable aviation fuels (SAF): a production unit under study

•	After successful tests carried out in 2024, Aramco and TotalEnergies have embarked on a project to co-process used cooking oil to produce SAF at SATORP starting from 2026.
•	In addition, Aramco, TotalEnergies and SIRC are assessing the development of a SAF production unit in synergy with SATORP.
•	This collaboration is expected to draw on the expertise of the three partners to develop a production unit of SAF by converting local residues from the circular economy, such as used cooking oil and animal fats.

TotalEnergies’ statement on its investments related to Adani Group in India

On November 25, 2024, TotalEnergies has learnt through public announcements made by the US authorities of the indictment of certain individual Adani group executives in relation to an alleged corruption scheme linked to the business of Adani Green Energy Limited (AGEL). This indictment does not target AGEL itself, nor any AGEL-related companies.

In accordance with its code of conduct, TotalEnergies rejects corruption in any form.

TotalEnergies, which is not targeted nor involved in the facts described by such indictment, will take all relevant actions to protect its interests as a minority (19.75%) shareholder of AGEL and as a joint-venture partner (50%) in project companies with AGEL.

Until such time when the accusations against the Adani group individuals and their consequences have been clarified, TotalEnergies will not make any new financial contribution as part of its investments in the Adani group of companies.

TotalEnergies recalls that its investments in Adani’s entities were undertaken in full compliance with applicable laws, and with TotalEnergies’ own internal governance processes pursuant to due diligence and representations made by the sellers. In particular, TotalEnergies was not made aware of the existence of an investigation into the alleged corruption scheme.

TotalEnergies’ investments in and with AGEL

In January 2021 TotalEnergies acquired a minority interest in the listed company AGEL, of which it now owns 19.75%. As part of its strategy to enhance its development in renewables in India through direct access to a portfolio of assets, TotalEnergies also has acquired 50% stake in three joint ventures operating renewable assets (AGEL23 in 2020, AREL9 in 2023, AREL64 in 2024).

Hydrogen: TotalEnergies accelerates decarbonization of its platform at La Mède

On November 25, 2024, in line with its 2030 ambition to decarbonize the hydrogen used in its European refineries, TotalEnergies joined forces with Air Liquide to produce renewable hydrogen at La Mède in southeast France. This new project complements the Masshylia project to produce green hydrogen by electrolysis led by TotalEnergies in partnership with ENGIE. These projects are expected to reduce the La Mède biorefinery’s CO2 annual emissions by 130,000 tons.

Renewable hydrogen for biofuels production, with Air Liquide

Air Liquide is expected to build and operate a renewable hydrogen production unit at the La Mède platform. With an annual capacity of 25,000 tons, this unit is expected to recycle coproducts from the TotalEnergies biorefinery. The hydrogen is expected to be used in the biorefinery to produce biodiesel and SAF. The project’s total investment amounts to €150 million for TotalEnergies and Air Liquide. The new unit is expected to start production in 2028.

At the same time, TotalEnergies is continuing the development, with its partner ENGIE, of the Masshylia project of green hydrogen production by water electrolysis with a capacity of 10,000 tons per year, to contribute to the decarbonization of both the biorefinery and local customers at the Fos-Berre industrial-port zone. The two partners aim to start up the first 20 MW electrolyser in 2029, subject to confirmation of European and French subsidies and the necessary public authorizations.

COP29: TotalEnergies and Oil India join forces to collaborate on methane emissions detection and measurement

On November 19, 2024, TotalEnergies and Oil India Limited (OIL) signed a Cooperation Agreement to carry out methane emissions detection and measurement campaigns using TotalEnergies’ pioneer Airborne Ultralight Spectrometer for Environmental Applications (AUSEA) technology at OIL sites in India.

State-owned enterprise OIL recently joined the Oil and Gas Decarbonization Charter (OGDC), a global industry initiative launched at COP28, co-chaired by TotalEnergies’ CEO.

In line with the OGDC’s principle of sharing good practices, TotalEnergies makes this technology available to other operators among the signatories, as an effective and recognized tool to detect, measure and eventually abate methane emissions on their own assets.

AUSEA, a one-of-a-kind technology by TotalEnergies

Mounted on a drone, the AUSEA gas analyzer, developed by TotalEnergies and its R&D partners, consists of a dual sensor capable of detecting methane and carbon dioxide emissions, while at the same time identifying their source. This technology marks a step change in methane emissions detection and measurement compared to traditional techniques. By allowing access to hard-to-reach emission points, on all types of industrial facilities, both offshore and onshore, AUSEA is reputed as one of the most accurate technologies in the industry.

TotalEnergies, bp, Equinor and Shell join forces to help increase access to energy

On November 15, 2024, TotalEnergies, bp, Equinor and Shell announced a commitment to invest in support of the UN Sustainable Development Goal 7 (UN SDG7), which aims to ensure access to affordable, reliable, sustainable, and modern energy for all. The four energy majors have come together with a $500 million joint investment commitment, intended to create positive energy access impact for people in key regions over the coming years.

bp, Equinor, Shell and TotalEnergies decided to join forces to help address the challenges of energy access. With $500 million of committed capital, the joint investment seeks to support promising, high-impact projects, primarily in Sub-Saharan Africa, South and Southeast Asia, aiming to help millions of people in underserved communities gain access to electricity and improved cooking conditions. Their shared intent is for the committed capital to be invested in a broad range of solutions, including solar home systems, mini/metro grids, clean cooking solutions, and enabling technologies (such as e-mobility, energy storage and management solutions). Over the coming years, this has the potential to support UN SDG 7 while also generating co-benefits like job creation and improved health outcomes.

A global private equity firm with a strong track record in impact investing, has been selected to manage the joint investment. Its expertise is expected to support the investments being strategically directed to create both social impact and financial returns, while engaging with governments, international organizations, financial institutions, the private sector, civil society, and philanthropies. This includes sharing learnings, providing technical assistance, and addressing market barriers.

COP29: TotalEnergies deploys continuous, real-time methane emissions detection equipment on all its operated upstream assets

On November 14, 2024, as part of its ambition to aim for near-zero methane emissions by 2030, TotalEnergies announced that the Company is going a step further in the monitoring and reduction of its methane emissions with the deployment of continuous, real-time detection equipment at all of its operated Upstream sites.

Since 2022, TotalEnergies has been pursuing its ambition to aim for near-zero methane operated emissions in 2030: the Company is expected to meet as soon as 2024 its target to reduce emissions by 50% compared to 2020, a year ahead of plan. TotalEnergies is thus well on track to achieve the targeted 80% reduction by 2030. This achievement is the result of numerous initiatives, including the successful deployment of its AUSEA drone campaigns.

Complementing its portfolio of detection technologies already in place, TotalEnergies is going a step further by installing continuous detection equipment on all its operated Upstream assets, enabling real-time identification of methane emissions, both fugitive and stationary, and immediate corrective actions to stop them.

This continuous detection plan is expected to be fully implemented by end-2025 and is expected to use existing and proven technologies such as Internet of Things (loT) sensors, InfraRed cameras, flowmeters and Predictive Emissions Monitoring Systems on combustion sources.

Continuous, real-time detection on this scale—both for existing facilities and projects under development, such as the GranMorgu FPSO in Suriname —is a pioneering move in the industry and sets a new standard for the Company.

China: TotalEnergies will supply 2 million tons of LNG per year to Sinopec for 15 years

On November 4, 2024, as part of its strategy to grow its Liquefied Natural Gas (LNG) business, TotalEnergies announced the signing of a sales agreement (HoA) with Sinopec for the delivery of 2 million tons of LNG per year for 15 years, starting in 2028.

Thanks to this major agreement with one of the leading LNG players in the country, TotalEnergies strengthens its long-term position in the LNG market in China, one of the largest markets in the world. This agreement comes within the strategic cooperation agreement signed earlier this year between TotalEnergies and Sinopec during President Xi Jinping’s state visit to France.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits,” “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.